MEDIANET GROUP TECHNOLOGIES, INC.

June 28, 2010

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  H. Christopher Owings, Assistant Director
Mail Stop 3561

MediaNet Group Technolgies, Inc.
Preliminary Information Statement on Schedule 14C, Amendment No. 2
Filed March 18, 2010
File No. 000-49801

Dear Mr. Owings:

I, Michael Hansen, President of MediaNet Group Technologies, Inc., a Nevada corporation (the “Company”), am writing on behalf of the Company to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated March 31, 2010, addressed to me, with respect to the above-referenced filing (the “SEC Comment Letter”).  A marked copy of Amendment No. 3 (“Amendment No. 3”) showing the changes from Amendment No. 2 to the Preliminary Information Statement on Schedule 14C is attached for your reference.  The changes made in Amendment No. 3 are principally in response to the Staff's comments as set forth in the SEC Comment Letter.

For your convenience, the numbered responses set forth below contain each of the Staff's comments in total, set off in italics, and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of the enclosed marked copy of Amendment No. 3.

General

1.           We reviewed your response to comment three in our letter dated March 4, 2010 and were unable to locate the requested disclosure.  Please revise or advise.

RESPONSE:  The Company has revised its disclosure on page 20 of Amendment No. 3 to include the disclosure required by Item 201 of Regulation S-K.

2.           We note that your balance sheets included in your Form 10-K and Form 10-Qs filed with us prior to your announcement of the reverse merger with DubLi did not state on the face of the balance sheet, as required by Rule 5-02.28 of Regulation S-X, the number of preferred shares authorized and the number of preferred shares issued or outstanding.  Please provide us with your analysis as to why this disclosure was not required.

Securities and Exchange Commission
June 28, 2010

RESPONSE:  The Company acknowledges that its balance sheets included in periodic reports filed with the Commission prior to the merger (the “Pre-Merger Financial Statements”) did not state on the face of the balance sheet, as required by Rule 5-02.28 of Regulation S-X, the number of preferred shares authorized, 5,000,000, and the number of preferred shares issued or outstanding, 0 (the “Omission”).

The Company believes that, pursuant to Rule 4-02 of Regulation S-X, which permits omission of amounts which would otherwise be required to be shown with respect to any item that is not material, the disclosure may not have been required under Rule 5-02.28 given that no preferred shares had been issued as of date of the various Pre-Merger Financial Statements.

However, even if erroneous, the Company does not believe that, in light of all relevant considerations, the Omission was material and, accordingly, does not believe that a restatement of the Pre-Merger Financial Statements is necessary or appropriate under the circumstances.  In conducting this analysis, the Company has considered whether, in accordance with tests articulated by the U.S. Supreme Court, the SEC and the Financial Accounting Standards Board, the magnitude of the Omission is such that it is probable that the judgment of a reasonable person relying upon the Pre-Merger Financial Statements would have been changed or influenced by the inclusion or correction of the Omission.

As the Omission does not impact any of the numbers on the face of the financial statements, it is clear that the Omission is not quantitatively material to the Pre-Merger Financial Statements.  In addition, the Company does not believe that, based upon the total mix of information available to the Company’s shareholders and the major, substantive issues facing the Company’s business prior to the Merger, the Omission was qualitatively material.

More specifically, even if a shareholder could assert that he was not aware that the Company could issue up to 5 million shares of blank-check preferred stock, based upon the total mix of information disclosed by the Company in the Pre-Merger Filings, any prudent investor would have been well aware of the significant risk of dilution of its investment in the Company.

In fact, on page F-7 of the Company’s Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”), the Company expressly advised shareholders of the risks that the directors, executive officers and their affiliates or related parties owned and/or controlled a significant portion of the voting power of the Company and could have the ability to control the approval of most corporate actions, including increasing the authorized common stock.

Securities and Exchange Commission
June 28, 2010

Other factors and disclosures that contributed to the total mix of information available include:

Factor	Illustrative Example
The Company’s history of losses and significant capital needs	See, for example, Item 1A. Risk Factors of the 2008 Form-K “The development of our business will be limited unless we obtain substantial working capital….”

The Company’s history of continuously issuing common stock for a variety of reasons and, accordingly, diluting the equity ownership percentage of the holders of the common stock	As an example, the number of shares outstanding increased by approximately 33%, 17% and 51% during the nine month period ended September 30, 2009, 2008 and 2007, respectively

The Company’s history of issuing common stock upon conversion of indebtedness, including indebtedness to related parties
As an example, on June 5, 2009, the Company issued 4,343,750 shares of common stock upon the conversion of $262,225 of indebtedness, which was more than 21% of the shares  of common stock outstanding as of the prior quarter end

The Company’s history of incurring indebtedness and the lack of restrictions on this ability, which signals to shareholders that the Company has wide latitude to allocate corporate earnings, if any, to various capital sources

As an example, in the 2008 Form 10-K, the Company disclosed on page 18, that it has funded its cash shortages and obtained the cash necessary to continue operations primarily through debt and equity transactions with management and through equity private placements

In Staff Accounting Bulleting No. 99, the Staff sets forth a non-exhaustive list of factors for consideration that may make material a quantitatively immaterial misstatement of a financial statement item, including, but not limited to:

•	whether the misstatement masks a change in earnings or other trends;

•	whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise;

•	whether the misstatement changes a loss into income or vice versa;

Securities and Exchange Commission
June 28, 2010

•	whether the misstatement affects the registrant's compliance with regulatory requirements

•	whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements;

•	whether the misstatement has the effect of increasing management's compensation; and

•	whether the misstatement involves concealment of an unlawful transaction.

The Company does not believe that any of these are applicable under the current circumstances.

The Company notes that since the Merger, it has filed a number of documents with the Commission that disclose its authorized and issued and outstanding preferred shares.  These filings include the Company’s Form 10-K for the fiscal period ended September 30, 2009, Form 10-Q for the quarter ended December 31, 2009, Form 10-Q for the quarter ended March 31, 2010 and Amendment No. 2 and Amendment No. 3.

In addition, the Company also believes it will be unduly burdened if it is required to amend all previously filed periodic reports and that the filing of those numerous amendments could adversely impact the ability of a reader of its financial statements to easily and fully understand the limited purpose of the restatement.  Given the nature of the Omission, the Company also believes that there is no additional benefit to its investors or the investing public to amending all of its previously filed reports.

Accordingly, the Company, which is a smaller reporting company, requests that the Staff not raise further comment regarding the Company’s need to amend prior Exchange Act filings to restate financial statements and related management’s discussion and analyses to reflect the preferred stock.

3.           We reviewed your response to comment five in our letter dated March 4, 2010.  Please revise the pro forma financial information to state the pro forma combined book value per share.  Refer to Item 14(b)(10)(i) of Schedule 14A.

RESPONSE:  The Company has revised the pro forma financial information on pages 58 through 59 of Amendment No. 3 to state the pro forma combined book value per share.

Summary, page 6

4.           Please revise to include a bullet setting forth in summary terms the anti-takeover effects of increasing your authorized common stock.

Securities and Exchange Commission
June 28, 2010

RESPONSE:  The Company has revised its disclosure on page 11 of Amendment No. 3 to set forth in summary terms the potential anti-takeover effects of the increase in authorized shares of common stock and preferred stock and included a cross reference to the section entitled “ANTI-TAKEOVER EFFECTS OF CHARTER AMENDMENT”.  Please also note that the Company has expanded its risk factor discussion pertaining to Mr. Michael Hansen’s and Mr. Michel Saouma’s power to direct the voting of the Company’s Series A Preferred Stock and, after the conversion of the Series A Preferred Stock into Common Stock , the voting of the Common Stock.

Management’s Recommendation to Combine with DubLi, page 7

5.           In this bullet, you disclose that”[i]n early 2009, the Company’s management came to believe that the Company could not reasonably be anticipated to become profitable, if ever, for a substantial period of time, during which the Company would have to rely on its cash resources, loans from its management, and new equity investment.  Given the Company’s need for capital resources to continue its operations for a substantial period and the anticipated benefits of a combination with DubLi, management recommended to the Company’s Board of Directors that the Company combine with DubLi.”  We also reviewed the blog of your former chairman and chief executive, Martin Berns, available at http://martinberns.blogspot.com/.  In this blog, Mr. Berns makes statements that appear to be inconsistent with your disclosure.  Please explain these apparent inconsistencies to us.

RESPONSE:  The Company respectfully advises the Staff that the Company does not believe that the statements made on its former executive officer’s blog are materially inconsistent with the disclosure in the Schedule 14C that management came to believe in early 2009 that it would take a substantial period of time, if ever, for the Company to become profitable.

Securities and Exchange Commission
June 28, 2010

Mr. Bern’s does make statements regard the Company’s perceived relative competitive position, the Company’s historical revenue growth and/or the historical development and success of some of the Company’s product launches and other marketing initiatives.  However, none of these statements are viewed by the Company as being inconsistent with the disclosure in the Schedule 14C.

The Company would also like to advise the staff that it has undertaken the following to improve its disclosure controls:

(i)           the Company has engaged an independent investor relations firm to control the Company with investor relations; and

(ii)          each of the Company’s directors and executive offices has be provided with additional training with respect to the Company’s duties as a publicly traded corporation and their various duties as director and/or executive offices of a publicly traded corporation.

6.           Please refer to our prior comment.  We also reviewed your press release dated March 30, 2009 available on your website at this link http://www.medianetgroup.com/2009/03/.  In that press release you report that (1) annual revenues for the year ended December 31, 2008 increased 125% over the prior year and (2) fourth quarter revenues increased 92% over the fourth quarter of 2007.  In addition, the press release quotes Mr. Berns’ as follows, “We are pleased with our financial performance, especially in light of the challenging economic environment. There is a trend toward online shopping with consumers seeking rebates, discounts and coupons and our BSP Rewards Malls are perfectly positioned to take advantage [of] these trends.  Our financial performance is indicative of the adoption of the better mix of online merchants that offer our members a greater shopping selection while offering higher margins, a larger number of unique users and greater fees from hosting and administration.  The economy has affected some of our larger clients who have postponed launching their rewards mall programs, however, we are cautiously optimistic that these delayed projects will begin shortly and will enhance our performance during 2009.”  These statements may also be inconsistent with the disclosure in your preliminary information statement that “management came to believe that the Company could not reasonably be anticipated to become profitable, if ever, for a substantial period of time.”  Please also explain these apparent inconsistencies to us.

Securities and Exchange Commission
June 28, 2010

RESPONSE: The Company respectfully advises the Staff that the Company does not believe that the statements made in the press release are inconsistent with the disclosures in the Schedule 14C that the Company could not reasonably be anticipated to become profitable, if ever, for a substantial period of time.

As outlined above, the Company did make a variety of statements regarding the Company’s potential for at least marginally improving its financial performance.  The Company did not make statements that the potential financial performance improvement would ever lead to profitability.

Employment Agreements, page 20

7.           We reviewed your response to comment 11 on our letter dated March 4, 2010 and your revised disclosure in response to this comment.  Please delete the last sentence of the first paragraph under this heading.

RESPONSE: The Company has revised its disclosure on page 21 of Amendment No. 3 to delete the requested sentence.

Securities and Exchange Commission
June 28, 2010

The Merger, page 21

8.           We reviewed your response to comment 12 in our letter dated March 4, 2010 and reissue this comment.  We note changes you made in your summary in response to comment 10 in our letter dated March 4, 2010 but we were unable to locate similar changes under this heading in response to comment 12 in our letter dated March 4, 2010.  Please revise your information statement under this heading to disclose the following:

•
whether any of your current or former officers, directors, controlling persons or subsidiaries received payments related to the reverse merger transaction, including but not limited to the repayment of debt, payments made pursuant to employment arrangements or payments upon the accelerated vesting of any options or warrants;

•	the reasons for engaging in the reverse merger transaction;

•	how the parties determined the fair division of MediaNet’s common stock on a post-combination basis would be 90% to the owners of DubLi and 10% to your pre-combination shareholders; and

•	the transaction costs associated with the reverse merger transaction and the amendment to increase your authorized capital stock.

RESPONSE: The Company has revised its disclosure on pages 23 through 29 of Amendment No. 3 to include information responsive to the Staff’s comment.

9.           Based on a review of Mr. Berns’ blog entry on April 13, 2009 noted above in comment five, it appears that Mr. Berns may have met with representatives of DubLi in Scottsdale, Arizona in April 2009.  If so, please revised your disclosure under this heading to describe these meetings or tell us why it is not appropriate to do so.

Securities and Exchange Commission
June 28, 2010

RESPONSE:  As noted on page 23 of Amendment No. 3, since the fourth quarter of 2008, the Company has had a commercial relationship with DubLi, as it was commissioned to build a private branded Internet shopping mall for DubLi.  As disclosed in Amendment No. 3, the site was launched on May 11, 2009.  As mentioned on Mr. Berns’ blog, Mr. Berns attended a DubLi business associate event held in Scottsdale, Arizona in April 2009 prior to the site launch to, among other things, make a presentation regarding the DubLi Internet shopping mall.  Please note that there were no discussions at this conference between Mr. Berns or any of the DubLi executives regarding any merger, acquisition, consolidation, tender offer or other similar transaction.  However, the Company has revised its disclosure on page 23 of Amendment No. 3 to reference this presentation.

10.           We reviewed your response to comment 15 in our letter dated March 4, 2010 and note the addition of the phrase “with the authorization of the Company’s Board of Directors” in the paragraph under this heading discussing the execution of the letter of intent on July 7, 2009.  Please describe in more detail the Board’s authorization, including when the Board was first informed of a potential combination of the two companies and a general discussion of their consideration and authorization of the execution of the letter of intent.

RESPONSE:  The Company has reviewed its disclosure on pages 23 through 24 of Amendment No. 3 to describe in more detail the Board’s authorization of the letter of intent, including when the Board was first informed of a potential combination of the two companies and a general discussion of their consideration and authorization of the execution of the letter of intent.

11.           Please also revise to discuss in more detail any conflicts of interest that may have existed during the negotiations.  For example, we note that Mr. Berns appears to have led the negotiations with DubLi and that he received $150,000 of the proceeds of the pre-merger loan from DubLi.  Under this heading, please disclose when each installment of the note from DubLi was received by the company and disclose when Mr. Berns was repaid his loans.  In addition, please disclose how it was determined that Mr. Adelstein, a former director of the company, would receive 500,000 restricted shares of the company’s common stock for his services in negotiating and completing the merger and provide more detail about the vesting of these shares.

Securities and Exchange Commission
June 28, 2010

RESPONSE:  The Company has revised its disclosure on page 28 of Amendment No. 3 to discuss in more detail potential conflicts of interest that may have existed, when each note installment was paid to the Company and how it was determined Mr. Adelstein would receive a certain number of shares.

Selected Financial Data, page 32

12.           We reviewed your response to comment four in our letter dated March 4, 2010 and the revised disclosure included under this heading.  Please revise to label the selected financial data as data of CG Holdings Limited.

RESPONSE: The Company has revised its disclosure on page 47 of Amendment No. 3 to label the selected financial data as data of CG Holdings Limited.

Voting Securities, page 39

Series A Convertible Preferred Stock, page 40

13.           Please delete the phrase “not less” under this heading since the amendment to your charter provides for 500,000,000 shares of authorized common stock.

RESPONSE: The Company has revised its disclosure on page 57 of Amendment No. 3 to delete the requested phrase.

Securities and Exchange Commission
June 28, 2010

Ownership of Officers, Directors and Principal Shareholders as of…..page 42

14.           We reviewed footnote (5) to your beneficial ownership table and in particular note your disclosure that “Mr. Hansen has advised the Company that at such time as the Company increases its authorized common stock to 500,000,000, he and Mr. Saouma will direct the Company to issue 273,614,868 common shares issuable on conversion of the preferred shares to themselves and other individuals.”  According to this footnote, Messrs. Hansen, Holmstoel and Kusche will be issued in the aggregate 81,124,007 of these shares of common stock.  Please tell us why the distribution has been structured in this manner and the name and number of “other individuals.”  If the “other individuals” are also direct or indirect shareholders of DubLi, please make that clear in your information statement.  In addition, we note that you have not registered any shares to be issued in connection with this transaction.  Please advise us why you believe registration is not necessary and the exemption from registration you are relying upon.

RESPONSE:  The Company has revised its beneficial ownership table and the footnotes thereto as set forth on pages 60 through 61 of Amendment No. 3.  As discussed in more detail below and in Note 12 to the Condensed Notes to the Consolidated Financial Statements as of March 31, 2010 included in Amendment No. 3, all of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock will be issued directly to Zen.

Please note that the Company and Mr. Hansen had previously expected that the investors in DubLi.com, LLC, including Mr. Holmstoel, (the “DubLi.com Investors”) would receive from Zen certain shares of “restricted” Common Stock of the Company.  DubLi.com, LLC is a holding company who never directly operated a business and whose subsidiaries which were in the traditional on-line auction business were sold or their businesses were discontinued in the second quarter of 2009.  With the acceleration of the Merger closing and the Merger restructuring, the DubLi.com Investors were expected to receive from Zen 62,679,116 shares of restricted Common Stock upon the conversion of the Series A Preferred Stock to Common Stock.  Since Zen has not transferred and does not intend to transfer Common Stock to the DubLi.com Investors as previously anticipated, the Company and Zen entered into an agreement, dated May 24, 2010 (the “Post-Merger Agreement”), pursuant to which Zen returned to the Company 1,129,057 shares of Series A Preferred Stock, which were otherwise convertible into 62,679,116 shares of Common Stock.

Securities and Exchange Commission
June 28, 2010

As soon as reasonably practicable the Company intends to commence a tender offer (the “Tender Offer”) to purchase from the DubLi.com Investors all of their right, title and interest in DubLi.com, LLC (the “Subject DubLi Interests”).  The Company anticipates seeking to register with SEC an aggregate of 62,679,116 shares of the Company’s Common Stock for the Subject DubLi Interests (the “Tender Rate”), which offer is expected to be contingent upon at least 80% of the Subject DubLi Interests being tendered.  Since the commencement of the Tender Offer is contingent upon the Company filing a Registration Statement (the “Tender Registration Statement”) with the SEC and the Tender Registration Statement being declared effective by the SEC, the Company is seeking to file the Registration Statement with the SEC by July 15, 2010.

The Company would like to acquire the Outstanding DubLi Interest in order to provide the DubLi.com, LLC Investors a significant ownership interest in the Company.  Virtually all of the DubLi.com, LLC Investors are former business associates of DubLi.com, LLC and current business associates of DubLi Network, Ltd.  Notwithstanding the financial failure of DubLi.com, LLC’s discontinued, traditional on-line auction business, the Company believes that the DubLi.com, LLC business associates assisted the Company build brand awareness for the DubLi.com trade name and, consistent with many of their expectations, would like them to have a significant ownership interest in the entity which owns and is further developing the DubLi.com brand.  See also the discussion under “Risk Factors - The DubLi.com investors may not agree to participate in the Tender Offer” on page 44 of Amendment No. 3 for disclosure of certain risks related to the proposed Tender Offer.

Pursuant to the Post-Merger Agreement, Zen also returned to the Company 12,876 shares of Series A Preferred Stock which were convertible into 714,817 shares of Common Stock (the “Lenox Shares”).  Since Zen had not distributed the Lenox Shares to various employees of Lenox Logistik und Service GmbH, a wholly owned subsidiary of the Company, including Mr. Kusche, as once anticipated, Zen returned the shares to the Company for future use in the Company’s employee benefit plans.

In addition, pursuant to the Post-Merger Agreement, the Company has agreed with Zen to register with the SEC Zen’s proposed distribution of the Company’s Common Stock to person’s holding pecuniary interests in Zen’s. The Company and Zen have agreed to seek to have the subject registration statement declared effective at such time as the Company is seeking to complete the Tender Offer described above so that the DubLi.com, LLC Investors and the current beneficial owners of Zen all receive registered Common Stock at about the same time.

Interest of Certain Person in Matters to Be Acted Upon, page 43

15.           Your disclosure in the bullet “Compensation of Executive Officers and Directors in Connection with the Merger” on page 7 appears to be inconsistent with your disclosure under this heading.  Please revise or advise.

Securities and Exchange Commission
June 28, 2010

RESPONSE:  The Company has revised its disclosure on page 61 of Amendment No. 3 to conform the disclosures throughout the document.

*****

In addition, the Company acknowledges that:

*           the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

*           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Any comments or questions regarding the foregoing should be directed to David E. Wells at (305) 810-2591. Thank you very much for your assistance with this matter.

Sincerely,

/s/ Michael B. Hansen

Michael B. Hansen